Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

December 9, 2021

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Midland National Life Separate Account C

Registration Statement on Form N-4

File Nos. 333-255058; 811-0772

Midland National Life Insurance Company

Registration Statement on Form S-1

File No. 333-255059

Commissioners:

This letter, which we have filed as Correspondence, responds to the comments you conveyed to Dodie Kent and Timothy Graves on November 30, 2021 with regard to the above-referenced Registration Statements on Form N-4 and Form S-1. The Company is also transmitting for filing under the Securities Act of 1933, as amended, pre-effective amendments Nos. 1 with regard to the above-referenced Registration Statements on Form N-4 and Form S-1. The pre-effective amendments reflect all revisions discussed in this letter and to date.

In addition, the Company has filed an acceleration request which seeks effectiveness as to both the N-4 and S-1 registrations no later than December 10, 2021, or as soon as practicable thereafter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response.

General

1.	Comment: Please ensure the Table of Contents is updated and that headings and subheadings are uniformly formatted throughout.

Response:    We have done so.

Cover Page

2.

Comment: In the first paragraph of the second page, which discusses the risks associated with investing in the Cycle Investments, please revise the third sentence to read: “Prior to the Cycle End Date, the Cycle Investment Unit Value is based on the Fair Value and will reflect the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply.” Please make corresponding revisions where similar disclosure is located throughout.

Response:    We have done so.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission December 9, 2021 Page 2

3.

Comment: Please revise the fourth sentence of the same paragraph to include annuitization and death benefit proceeds becoming payable among the circumstances that would result in Cycle Investment Value reflecting interim value when removed from the Cycle Investment prior to the Cycle End Date.

Response:    We have done so.

Definitions (pages 1-4)

4.

Comment: In the definition for Default Account, please strike the following language: “or for Subaccounts that are closed where we have no instructions.” The money market default account is only appropriate to hold amounts from Subaccounts upon a liquidation. If a Subaccount has closed, the investor must provide new Subaccount allocation instructions.

Response:    We have done so.

Key Information Table (pages 5-9)

5.

Comment: In the Transaction Charges row, please add “In addition to the charges for early withdrawals,” to the beginning of the first sentence. In addition, please revise the final sentence to read: “We will never charge for any transfers of initial or additional premium payments that included allocation instructions to Cycle Investment Options for the next Cycle Start Date.”

Response:    We have done so.

Summary Questions Related to the Cycle Investments (pages 11-13)

6.

Comment: In the bold paragraph answer to “What is the value of my Cycle Investment during the Cycle Term?” please provide a cross-reference to the examples of how the value of Cycle Investment is determined during the Cycle Term.

Response:    We have done so.

7.

Comment: In the answer to “How is my return calculated on the Cycle End Date?” please reconcile the heading of the “Maximum Cycle Investment Loss on Cycle End Date” table with the text of the first column that discusses withdrawals from the Cycle prior to the Cycle End Date.

Response:    We have removed the first column.

U.S. Securities and Exchange Commission December 9, 2021 Page 3

Fee Table (pages 13-15)

8.

Comment: In the second footnote of the Transaction Expenses table, please add “to Cycle Investment Options for the next Cycle Start Date” to the end of the final sentence for clarity. In addition, please remove the word “unprecedented” from the third footnote.

Response:    We have done so.

9.	Comment: In the footnote of the Annual Contract Expenses table, please add that the charge applies to the Default Account, if true.

Response:    We have done so.

10.

Comment: Please revise the language of the Annual Investment Portfolio Expenses table to clarify that the Default Account is included in the Fund Appendix and that charges also apply to the Default Account. In addition, please remove “Range of” from the first column of the table. Finally, please consider removing “before waivers and expense reimbursements” from the same column, as there are no waivers or expense reimbursements.

Response:    We have done so.

Principal Risks (pages 16-21)

11.

Comment: In the second paragraph of the Cap Rate discussion, please clarify that an investor would need to provide alternative allocation instructions to avoid being defaulted indefinitely to the Default Account.

Response:    We have done so.

12.

Comment: In the final paragraph of the Cap Rate discussion and throughout where applicable, please clarify that the right to bailout applies to renewal Cycle Investments as well as initial Cycle Investments. In addition, here and elsewhere where the bailout provision is discussed, please disclose that if the Company decides not to offer a Cycle Investment, an investor may not have any Cycle Investments to invest in because all of the Cycle Investments track the same Index.

Response:    We have done so.

13.	Comment: In the discussion of the bailout provision, please change “10 days” to “10 business days” from the day the final Cap Rate notice is sent, if accurate.

Response:    We have done so.

14.

Comment: Please add disclosure to the discussion of the bailout provision that if an investor does not exercise the right to bailout within the 10 day window, their allocation will remain in the Cycle Investment for the Cycle Term.

Response:    We have done so.

U.S. Securities and Exchange Commission December 9, 2021 Page 4

15.	Comment: In the first paragraph of the Replacement of an Index discussion, please add that Cap Rate Thresholds will also remain the same in future Cycle Investments.

Response:    We have done so.

16.	Comment: In the Replacement of an Index discussion and throughout wherever “an” Index is referenced, please revise the language to reflect that there is only one Index.

Response:    We have done so.

17.

Comment: Please consider clarifying that in the event the Index is discontinued, the investor would need to provide the Company with new allocation instructions or their investment would be allocated to the Default Account.

Response:    We have done so.

18.

Comment: In the final two paragraphs of the Replacement of an Index discussion, please remove references to allocating value to a new Cycle Investment, as there is only one Index and the scenario described in this section contemplates the Index has been discontinued.

Response:    We have done so.

19.

Comment: Under the Premium Payment Risk discussion, please revise the final sentence to read: “If we refuse and/or limit your premium payments, your ability to increase your Contract Value will be affected, which in turn will affect the amounts that may be applied to an annuity payout option or toward any Death Benefit paid.”

Response:    We have done so.

Purchasing the Contract (pages 21-22)

20.

Comment: Please revise the disclosure, here and throughout, regarding the allocation of premium payments to the Subaccounts pending allocation to the Cycle Investments, as it is not consistent with Section 22 or Rule 22(c)(1).

Response:    We have revised the disclosure throughout to reflect that allocations of premium payments to the Cycle Investments will be held in the Default Account until the Cycle Start Date.

21.	Comment: In the final sentence of the fourth paragraph, please use the defined term “Accumulation Unit Value” in place of the undefined term “unit value.”

Response:    We have done so.

22.	Comment: Under the Right to Cancel subheading, please clarify how Contract fees and charges are treated in addition to surrender charges.

U.S. Securities and Exchange Commission December 9, 2021 Page 5

Response:    We have moved the disclosure regarding surrender charges to provide for better flow and clarity regarding the amount investors will receive when exercising the right to cancel.

Additional Premium Payments (page 23)

23.

Comment: Please revise the disclosure in the second paragraph to comply with Rule 22(c)(1). As noted previously, additional premium payments cannot be allocated to the Subaccounts pending investment in the Cycle Investments.

Response:     As noted in our response to Comment 20, we have revised the disclosure throughout to reflect that allocations of premium payments to the Cycle Investments will be held in the Default Account until the Cycle Start Date.

The Cycle Investment Options (pages 24-29)

24.

Comment: Please revise the statement immediately following the Available Cycle Investments table to remove the references to changing the Cycle Investment options. Cycle Investment Options may only be “changed” by removing an existing Cycle Investment option and adding a new Cycle Investment option, which would require an amendment to the Prospectus. Please clarify this distinction throughout, including under the “Floor Rate” and “Buffer Rate” subheadings that follow.

Response:    We have done so.

25.

Comment: Under the “Floor Rate” subheading, please revise the second sentence, which discusses offering “the same or different rates in the future,” to clarify that this statement applies to newly offered Cycle Investment options. Please also make corresponding revisions to the disclosure under the “Buffer Rate” subheading.

Response:    We have done so.

26.

Comment: Under Example 1 at the bottom of page 25, please revise the description of the Cycle performance to further clarify that Fair Value is not the same as market value. For example, revise the language to read: “…i.e., the Cycle performance to date (based on various market factors in addition to Index performance) is -20%, the Floor Rate would not apply and you could incur the full loss of -20%, or $20,000.” Please also make corresponding revisions to Example 2 that follows.

Response:    We have done so.

27.	Comment: In the Cycle Start Date discussion, please correct the statement that the final Cap Rate will not be known until seven calendar days before the Cycle Start Date, if inaccurate.

Response:    We have done so.

U.S. Securities and Exchange Commission December 9, 2021 Page 6

Cycle Investment Unit Value Calculation for Cycle Investments (pages 29-35)

28.

Comment: Under the During the Cycle Term subheading, please revise the disclosure of the paragraph (B) formula for the Proportional Cap Rate to clarify that it is the percentage of the Cycle Term that has already elapsed multiplied by the Cap Rate, and is not “based on” the amount of time that has elapsed.

Response:    We have done so.

Transfers out of a Cycle Investment (page 35)

29.

Comment: Please repeat the disclosure in the final paragraph, which discusses the allocation of Cycle Investment Value to the Default Account when a new Cycle Investment is not available, wherever similar circumstances are discussed for uniformity.

Response:    We have done so.

Cycle End Date Payments: Rollovers (pages 36-37)

30.	Comment: In the final paragraph, please also disclose, if true, that investors may transfer amounts from maturing Cycle Investments into the Subaccounts.

Response:    We respectfully submit that this has been disclosed in the paragraph preceding the numbered list.

Replacement of an Index (page 37)

31.	Comment: Please repeat the disclosure in the second paragraph in the risk factor discussion section for Replacement of an Index.

Response:    We have done so. We note that this disclosure is also provided in the risk factor discussion section for Changes to the Cycle Investments.

Cycle Investment Unit Value (pages 38-40)

32.	Comment: In final paragraph on page 38, discussing the determination of Fair Value by the Fair Value Calculation Agent, please add “or the Buffer Rate” to the end of the third sentence.

Response:    We have done so.

33.	Comment: Please provide a short, plain English explanation of how the Fair Value calculation is determined.

Response:    We respectfully submit that we have provided this explanation in the final paragraph of page 38 and the first paragraph of page 39.

U.S. Securities and Exchange Commission December 9, 2021 Page 7

The Subaccount Investment Options (pages 41-45)

34.

Comment: Under the Accumulation Units subheading, please consider providing a cross reference to the Fee Table where the phrase “Transaction Expenses” is last used, as this is otherwise not a defined term.

Response:    We have done so.

Benefits Under the Contract (page 46)

35.	Comment: In the Systematic Withdrawal Program row, please change “Purchase Payments” to “premium payments” for consistency.

Response:    We have done so.

Charges, Fees and Deductions (pages 52-54)

36.	Comment: In the second paragraph under the Annual Contract Expenses subheading, please add disclosure that the charges are applied to the Default Account, if true.

Response:    We have done so.

Risk Factors Related to Midland National and Its Business (pages 60-83)

37.	Comment: On page 75, please consider defining “SAP” where the acronym is first used.

Response:    We have done so.

The Non-Registered Separate Account (page 231)

38.	Comment: In the first sentence of the second paragraph, please use the defined term “Non-Registered Separate Account” in place of the undefined term “separate account” for clarity.

Response:    We have done so.

The Company thanks the staff for its thoughtful review of this filing. If you have any questions, please contact me directly.

Very truly yours,

/s/ Dodie C. Kent
Partner
Eversheds Sutherland (US) LLP

cc:	Brett Agnew

Timothy Graves